NewPage Holding Corporation

8540 Gander Creek Drive

Miamisburg, Ohio 45342

(937) 242-9339

February 14, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	NewPage Holding Corporation
Request to Withdraw Registration Statement on Form S-1
(File No. 333-133367)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), NewPage Holding Corporation (the “Company”) hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-133367), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2006. As a result of a holding company reorganization, it is no longer contemplated that public equity securities will be issued by the Company but rather by an affiliate of the Company to the extent that a public offering is undertaken in the future. No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our facsimile number is (937) 242-9459.

If you have any questions with respect to this request, please contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (937) 242-9339.

Sincerely,

NewPage Holding Corporation

By:	/S/ DOUGLAS K. COOPER
Douglas K. Cooper
Vice President, General Counsel and Secretary